July 12, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20150

Re:	Black Spade Acquisition Co
Registration Statement on Form S-1
Filed June 29, 2021, as amended
File No. 333-257517

Dear Staff of the Division of Corporate Finance:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of Black Spade Acquisition Co that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on July 14, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, the undersigned expect to distribute approximately 450 copies of the preliminary prospectus dated July 12, 2021 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ Rob Chan
	Name:	Rob Chan
	Title:	Managing Director

Signature Page to Underwriters’ Acceleration Request Letter

JonesTrading Institutional Services LLC

By:	/s/ Burke Cook
	Name:	Burke Cook
	Title:	General Counsel

Signature Page to Underwriters’ Acceleration Request Letter

Loop Capital Markets LLC

By:	/s/ Sidney Dillard
	Name:	Sidney Dillard
	Title:	Partner

Signature Page to Underwriters’ Acceleration Request Letter